NANOVIRICIDES, INC.

1 Controls Drive

Shelton, Connecticut 06484

June 11, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	NanoViricides, Inc.
Registration Statement on Form S-3
Filed June 5, 2026
File No. 333-296550

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: Monday, June 15, 2026

Requested Time: 4:30 p.m., Eastern Time

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NanoViricides, Inc. (the “Company”), hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form S-3 (File Number 333-296550), as amended so that it will become effective at 4:30 p.m., Eastern Time, on Monday, June 15, 2026, or as soon as practicable thereafter.

Please contact our counsel, Peter Campitiello, Esq. of Lucosky Brookman LLP at (646) 242-7536 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Campitiello by telephone when this request for acceleration has been granted

Very truly yours,

/s/ Anil Diwan
Anil Diwan
President, Chief Executive Officer, and Chairman